Exhibit 99.10

Centerra Gold Inc.

Condensed Consolidated Interim Financial Statements

For the Quarter Ended March 31, 2020 and 2019

(Unaudited)

(Expressed in thousands of United States Dollars)

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

		March 31, 2020	December 31, 2019
(Expressed in thousands of United States Dollars)	Notes

Assets
Current assets
Cash		$193,845	$42,717
Amounts receivable		97,685	79,022
Inventories	3	756,954	774,060
Other current assets	4	30,817	36,869

		$1,079,301	$932,668
Property, plant and equipment	5	1,644,697	1,669,516
Reclamation deposits		47,095	40,999
Other assets	9	21,780	58,470

		$1,713,572	$1,768,985

Total assets		$2,792,873	$2,701,653

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	6	$210,234	$238,339
Revenue-based taxes payable		17,389	744
Taxes payable		1,462	1,034
Other current liabilities	4	20,504	4,692

		$249,589	$244,809
Long-term debt	7	134,742	70,007
Deferred income tax liability		35,749	33,733
Provision for reclamation	8	284,542	265,049
Other liabilities	9	19,764	22,211

		$474,797	$391,000
Shareholders’ equity
Share capital	15	961,354	960,404
Contributed surplus		26,533	26,278
Accumulated other comprehensive loss		(11,015)	(752)
Retained earnings		1,091,615	1,079,914

		$2,068,487	$2,065,844

Total liabilities and Shareholders’ equity		$2,792,873	$2,701,653

Commitments (note 16)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

(Unaudited)

		Three months ended March 31,
		2020	2019
(Expressed in thousands of United States Dollars)
(except per share amounts)
	Notes
Revenue	10	$374,045	$334,040

Cost of sales
Production costs	11	164,634	171,774
Depreciation, depletion and amortization		73,022	54,432
Standby costs	12	6,764	—

Earnings from mine operations		$129,625	$107,834

Care and maintenance expense		6,788	7,323
Exploration expenses and business development		9,503	8,286
Corporate administration		3,446	9,699
Revenue-based taxes		35,105	27,394
Other operating expenses	13	40,739	2,968

Earnings from operations		$34,044	$52,164

Other expense (income), net	14	7,570	(141)
Finance costs		3,601	3,982

Earnings before income tax		$22,873	$48,323
Income tax expense (recovery)		2,865	(2,114)

Net earnings		$20,008	$50,437

Other Comprehensive Income
Items that may be subsequently reclassified to earnings:
Net (loss) gain on translation of foreign operation		(2,956)	797
Net unrealized loss on derivative instruments, net of tax	18	(7,307)	(197)

Other comprehensive (loss) income (“OCI”)		$(10,263)	$600

Total comprehensive income		$9,745	$51,037

Basic earnings per share	15	$0.07	$0.17
Diluted earnings per share	15	$0.06	$0.17

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended March 31,
		2020	2019
(Expressed in thousands of United States Dollars)
Operating activities	Notes
Net earnings		$20,008	$50,437

Adjustments for the following items:
Depreciation, depletion and amortization		74,730	55,735
Finance costs		3,601	3,982
Share-based compensation (recovery) expense		(3,239)	6,700
Inventory impairment		7,488	—
Income tax expense (recovery), net		2,865	(2,114)
Reclamation expense		26,440	436
Income tax refund (paid)		10,864	(827)
Other		540	(142)

Cash provided by operations before changes in operating working capital		$143,297	$114,207
Change in operating working capital	19	(22,142)	4,546

Cash provided by operations		$121,155	$118,753

Investing activities
Net changes to property, plant and equipment		(44,134)	(61,761)
Decrease in restricted cash		25,841	16
Increase in other assets		(7,218)	(4,707)

Cash used in investing		$(25,511)	$(66,452)

Financing activities
Debt drawdown	7	136,000	54,820
Debt repayment	7	(77,472)	(76,000)
Payment of interest and borrowing costs		(2,065)	(2,949)
Lease payments		(1,737)	(1,401)
Proceeds from common shares issued		758	1,945

Cash provided by (used in) financing		$55,484	$(23,585)

Increase in cash during the period		151,128	28,716
Cash at beginning of the period		42,717	151,705

Cash at end of the period		$193,845	$180,421

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States Dollars, except share information)
	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Loss (“AOCI”)	Retained Earnings	Total
Balance at January 1, 2019	291,999,949	$949,328	$27,364	$(2,088)	$1,173,427	$2,148,031
Net earnings	—	—	—	—	50,437	50,437
Other comprehensive income	—	—	—	600	—	600
Transactions with owners:
Share-based compensation expense	—	—	607	—	—	607
Issued on exercise of stock options	400,364	2,520	(816)	—	—	1,704
Issued under the employee share purchase plan	56,329	242	—	—	—	242
Issued on redemption of restricted share units	7,682	40	—	—	—	40

Balance at March 31, 2019	292,464,324	$952,130	$27,155	$(1,488)	$1,223,864	$2,201,661

Balance at January 1, 2020	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844
Net earnings	—	—	—	—	20,008	20,008
Other comprehensive loss	—	—	—	(10,263)		(10,263)
Transactions with owners:
Share-based compensation expense	—	—	448	—	—	448
Issued on exercise of stock options	83,709	626	(193)	—	—	433
Issued under the employee share purchase plan	34,470	59	—	—	—	59
Issued on redemption of restricted share units	7,616	265	—	—	—	265
Dividend declared					(8,307)	(8,307)

Balance at March 31, 2020	293,816,251	$961,354	$26,533	$(11,015)	$1,091,615	$2,068,487

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties.

2. Basis of presentation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s December 31, 2019 annual consolidated financial statements.

These financial statements were authorized for issuance by the Board of Directors of the Company on April 30, 2020.

3. Inventories

	March 31, 2020	December 31, 2019
Stockpiles of ore (a)	$418,285	$427,644
Gold in-circuit (b)	21,963	20,681
Gold doré	15,078	19,814
Copper and gold concentrate	25,624	29,577
Molybdenum inventory	52,238	67,019

	533,188	564,735
Supplies (net of provision) (c)	223,766	209,325

Total inventories - current portion	$756,954	$774,060

(a)	Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $179.1 million (December 31, 2019 – $188.7 million).
(b)	Includes heap leach in-circuit of $3.0 million (December 31, 2019 - $1.4 million) related to the Öksüt Mine.
(c)

Net of long-term supplies inventory of $1.7 million (December 31, 2019 - $1.7 million) and includes a provision for supplies inventory obsolescence of $25.2 million as at March 31, 2020 (December 31, 2019 - $23.9 million).

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

4. Other current assets and other current liabilities

	March 31, 2020	December 31, 2019
Other current assets:
Prepaid insurance expenses	$5,513	$7,726
Deposits for consumable supplies	8,994	12,557
Alternative Minimum Tax receivable	11,404	11,404
Other	4,906	5,182

Total other current assets	$30,817	$36,869

Other current liabilities:
Current portion of lease obligations	$4,853	$4,303
Short-term derivative instruments	14,934	192
Other (a)	717	197

Total other current liabilities	$20,504	$4,692

(a)	Includes the current portion of the provision for reclamation of $0.7 million (December 31, 2019 - $0.2 million). Refer to note 8.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

5. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment(a)	Mineral Properties(b)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2020	$1,702,753	$627,075	$583,498	$274,546	$3,187,872
Additions	5,879	5,084	39,917	28,423	79,303
Disposal	(647)	—	—	—	(647)
Provision for reclamation revaluation	—	(8,018)	—	—	(8,018)
Foreign currency translation	—	(3,244)	—	—	(3,244)
Reclassification	10,899	147	—	(11,046)	—

Balance March 31, 2020	$1,718,884	$621,044	$623,415	$291,923	$3,255,266

Accumulated depreciation and impairment
January 1, 2020	$959,798	$166,269	$392,288	$—	$1,518,355
Charge for the period	36,731	4,690	51,030	—	92,451
Disposals	(237)	—	—	—	(237)

Balance March 31, 2020	$996,292	$170,959	$443,318	$—	$1,610,569

Net book value
Balance January 1, 2020	$742,955	$460,806	$191,210	$274,546	$1,669,516

Balance March 31, 2020	$722,592	$450,085	$180,097	$291,923	$1,644,697

(a)

Includes costs of $38.7 million (December 31, 2019 - $37.8 million) and accumulated depreciation of $14.2 million (December 31, 2019 - $13.1 million) related to mobile equipment and buildings under right-of-use assets.

(b)	Includes revenue earned from mineral sales at Öksüt net of related costs of $3.7 million, as the mine had not achieved commercial production prior to March 31, 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

6. Accounts payable and accrued liabilities

	March 31,	December 31,
	2020	2019
Trade creditors and accruals	$147,558	$166,185
Amount due to Royal Gold (a)	40,320	38,190
Liability for share-based compensation	14,356	25,964
Provision for Kyrgyz Republic settlement	8,000	8,000

Total	$210,234	$238,339

(a)

RGLD AG and Royal Gold, Inc (together, “Royal Gold”) hold a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

7. Debt

	Corporate Revolving Facility	OMAS Facility	Total
Principal
Balance December 31, 2019	$—	$77,472	$77,472
Drawdown	136,000	—	136,000
Repayment	—	(77,472)	(77,472)

Balance March 31, 2020	$136,000	$—	$136,000

Deferred costs
Balance December 31, 2019	$(1,430)	$(6,035)	$(7,465)
Amortization	172	6,035	6,207

Balance March 31, 2020	$(1,258)	$—	$(1,258)

Net debt
Long-term debt	(1,430)	71,437	70,007

Balance December 31, 2019	$(1,430)	$71,437	$70,007

Long-term debt	134,742	—	134,742

Balance March 31, 2020	$134,742	$—	$134,742

In January 2020, the Company repaid and cancelled its OMAS Facility and $25 million in restricted cash funds held on deposit as a condition of the OMAS Facility were released to the Company.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

8. Provision for reclamation

The following table reconciles the beginning and ending carrying amounts of the Company’s reclamation provision. The majority of expenditures are expected to occur between 2026 to 2059.

March 31, 2020
Non-operating sites (a)
Balance December 31, 2019	$177,803
Changes in estimate (b)	(2,848)
Changes in discount rate (b)	26,318
Accretion	876
Foreign exchange revaluation	(1,979)

Balance March 31, 2020	$200,170

Operating sites (a)
Balance December 31, 2019	$87,400
Changes in estimate	400
Changes in discount rate	(571)
Accretion	341
Foreign exchange revaluation	(2,498)

Balance March 31, 2020	$85,072

Total reclamation provision	$285,242

Current portion of reclamation provision (c)	700
Long-term portion of reclamation provision	284,542

Total reclamation provision	$285,242

(a)	Non-operating sites include Endako, Thompson Creek Mine and Kemess. Operating sites include Kumtor, Mount Milligan and Öksüt.
(b)	Recorded in other operating expense on the Statement of Earnings.
(c)	Recorded in other current liabilities on the Statement of Financial Position.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

9. Other assets and other liabilities

	March 31, 2020	December 31, 2019
Other assets:
Alternative Minimum Tax receivable (a)	$—	$11,404
Prepayments for property, plant and equipment	1,756	2,395
Restricted cash (b)	2,145	27,986
Value-added tax receivable (c)	15,366	14,347
Other assets (d)	2,513	2,338

Total other assets	$21,780	$58,470

Other liabilities:
Post-retirement benefits	$3,908	$3,875
Long-term portion of lease obligations	15,856	18,336

Total other liabilities	$19,764	$22,211

(a)	Reclassified to other current assets.
(b)

As part of the repayment of the OMAS Facility in January 2020, $25 million in restricted cash funds were released (refer to note 7). As at March 31, 2020, the remaining restricted cash relates to certain permits at the Öksüt Mine.

(c)	Relates to the operations of the Öksüt Mine.
(d)	Includes long-term supplies inventory of $1.8 million (December 31, 2019 - $1.8 million).

10. Revenue

Total revenue consists of the following:

	Three months ended March 31,
	2020	2019
Gold revenue	$297,811	$241,313
Copper revenue	32,962	31,135
Molybdenum revenue	43,272	61,592

Total revenue	$374,045	$334,040

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The sales quantity and sales pricing adjustment of gold and copper in concentrate, including the impact of hedge contracts, are as follows:

	Three months ended March 31,
	2020	2019
Gold
Quantity adjustment	$765	$750
Provisional pricing adjustment	2,968	67
Copper
Quantity adjustment	(225)	(580)
Provisional pricing adjustment	(5,795)	4,925

	$(2,287)	$5,162

11. Production costs

Three months ended March 31, 2020
	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$64,363	$23,799	$10,259	$98,421
Royalties, levies and production taxes	1,609	1,142	225	2,976
Changes in inventories	21,664	3,071	7,293	32,028
Inventory impairment	—	—	7,488	7,488
Feed material purchases	—	—	28,506	28,506
By-product sales (a)	(2,788)	(742)	(1,255)	(4,785)

Total production costs	$84,848	$27,270	$52,516	$164,634

Three months ended March 31, 2019
	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$96,904	$18,165	$12,209	$127,278
Royalties, levies and production taxes	1,777	989	225	2,991
Changes in inventories	(7,799)	2,042	4,707	(1,050)
Feed material purchases	—	—	46,128	46,128
By-product sales (a)	(1,252)	(320)	(2,001)	(3,573)

Total production costs	$89,630	$20,876	$61,268	$171,774

(a)	Includes silver, rhenium and sulfuric acid sales.

12. Standby costs

As a result of the temporary suspension of mine operations at the Kumtor Gold Mine in January 2020, production costs of $3.3 million and $3.5 million of depreciation, depletion and amortization for the period ended March 31, 2020 were classified as standby costs (March 31, 2019 - $nil). Refer to note 16 for further details on the Lysii waste dump accident.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

13. Other operating expenses

	Three months ended March 31,
	2020	2019
Social development contributions (a)	$10,426	$434
Nature Development Fund contributions	925	675
Selling and marketing (b)	2,878	1,859
Remediation costs - Kumtor	70	—
Reclamation expense (c)	26,440	—

	$40,739	$2,968

(a)	The Company made a $9.0 million contribution to the Regional Development Fund in March 2020 for regional development in the Kyrgyz Republic. Refer to note 16.
(b)	Primarily includes freight charges associated with the Mount Milligan Mine and Langeloth processing facility.
(c)	Consists of the provision for reclamation that is recognized in the Statement of Earnings. Refer to note 8.

14. Other expense (income), net

	Three months ended March 31,
	2020	2019
Derivative financial instruments
Loss on foreign exchange derivative instruments (note 18)	$8,407	$55
Non-derivative financial instruments
Foreign exchange (gain) loss	$(214)	$1,128
Other	(623)	(1,324)

Total other expense (income)	$7,570	$(141)

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

15. Shareholders’ equity

a.	Earnings per share

Basic and diluted earnings per share computation:

	Three months ended March 31,
	2020	2019
Net earnings	$20,008	$50,437
Adjustment to net earnings
Impact of performance share units treated as equity-settled	(3,529)	—
Impact of restricted share units treated as equity-settled	(152)	—

Net earnings for diluted earnings per share	$16,327	$50,437

Basic weighted average number of common shares outstanding	293,757	292,202
Effect of potentially dilutive securities:
Stock options	787	261
Restricted share units	205	754

Diluted weighted average number of common shares outstanding	294,749	293,217

Basic earnings per common share	$0.07	$0.17
Diluted earnings per common share	$0.06	$0.17

For the three months ended March 31, 2020 and 2019, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	Three months ended March 31,
	2020	2019
Stock options	1,371	4,741

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b.	Dividends

On March 25, 2020, the Board approved a dividend, payable to shareholders on April 22, 2020 (for shareholders of record on April 7, 2020). Dividends are declared and paid in Canadian dollars.

The details of the dividend declared for the three months ended March 31, 2020 are as follows:

2020
Dividend declared	$8,286
Dividend per share (C$)	$0.04

On April 30, 2020, the Board approved a quarterly dividend of C$0.04 per common share. The dividend is payable on June 4, 2020 to shareholders of record on May 21, 2020.

16. Commitments and contingencies

Commitments

a.	Contracts

As at March 31, 2020, the Company has entered into contracts to purchase capital equipment and operational supplies totalling $67.2 million (Öksüt Mine $10.9 million, Kumtor - $52.8 million, Mount Milligan - $1.9 million, Greenstone Gold Property - $0.1 million and Kemess - $1.5 million). Öksüt Mine commitments include $4.3 million of contracts that will be settled over the next two to three years, and the remaining outstanding contracts are expected to be settled over the next twelve months.

b.	Greenstone Partnership

As at March 31, 2020, the Company has funded a total of C$145.1 million (US$108.0 million) of its C$185 million development contributions commitment since the inception of the partnership to Greenstone Gold Mines LP.

c.	Regional Social Fund Contributions

In view of, among other things, the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company determined that additional contributions to the previously established Kyrgyz Republic Social Partnership for the Regional Fund were appropriate. Accordingly, it made a further $9 million contribution to the Regional Fund in March 2020 and intends to make further contributions of $2.2 million each quarter the mine operates, up to a total of $22.0 million.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Contingencies

Kyrgyz Republic

Lysii Waste Dump Accident

On December 1, 2019, Centerra announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump, which resulted in the fatality of two Kumtor employees. Kyrgyz state authorities carried out investigations into this accident and issued final reports which concluded that there were no violations of Kyrgyz laws in connection with the accident. A criminal investigation, which is required in the Kyrgyz Republic any time there is a fatality that occurs at a workplace, is ongoing.

Petrov Lake

On February 18, 2020, the Company announced that a fatal accident occurred at Kumtor when an excavator slipped down into a water filled basin while operating near Petrov Lake. An internal investigation was conducted, and management collaborated closely with the Kyrgyz regulators and other state authorities to ascertain the cause of the incident. The Company continues to work with Kyrgyz authorities on the related criminal investigations into this matter. As noted above, a criminal investigation is required any time there is a fatality that occurs at a workplace.

Canada

Mount Milligan Mine

The Company has received a notice of civil claims from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Greenstone Gold Property

On December 23, 2019, the Company’s wholly owned subsidiary, AuRico Canadian Royalty Holdings Inc., filed with the Ontario Superior Court of Justice a statement of claim against Greenstone Gold Mines G.P. Inc. (the “Greenstone Managing Partner”), Premier Gold Mines Hardrock Inc., a subsidiary of Premier Gold Mines Limited (“Premier”) and two individual directors appointed by Premier to the Greenstone Managing Partner’s board of directors. Among

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

other things, the claim relates to whether a report prepared by G-Mining Services Inc. on behalf of the Greenstone Managing Partner constitutes a Feasibility Study under the amended and restated partnership agreement dated March 9, 2015 (the “Partnership Agreement”), and how the Greenstone Managing Partner and Premier responded to questions regarding the report that were raised by members of Greenstone Managing Partner’s board of directors, AuRico and the independent third-party expert retained by Centerra to review it. Statements of defense and counterclaim have been filed by Premier, two individuals nominated by Premier to the Greenstone Managing Partner’s board of directors and the Greenstone Managing Partner.

17. Related party transactions

a. Kyrgyzaltyn

The breakdown of the sales transactions and expenses with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) are as follows:

	Three months ended March 31,
	2020	2019
Sales:
Gross gold and silver sales to Kyrgyzaltyn	$252,453	$196,858
Deduct: refinery and financing charges	(1,701)	(1,184)

Net sales revenue received from Kyrgyzaltyn	$250,752	$195,674

Expenses:
Contracting services provided by Kyrgyzaltyn	$135	$214
Management fees payable to Kyrgyzaltyn	160	150

Expenses paid to Kyrgyzaltyn	$295	$364

Related party balances

The assets and liabilities of the Company include the following amounts receivable from and payable to Kyrgyzaltyn:

	March 31, 2020	December 31, 2019
Amounts receivable	$37,374	$76
Amount payable	$(1,612)	$(1,585)

All amounts receivable from Kyrgyzaltyn were collected subsequent to March 31, 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

18. Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, amounts receivable (including embedded derivatives), derivative instruments, tax receivables, accounts payable and accrued liabilities (including amounts due to Royal Gold), debt, and revenue-based taxes payable.

b. Derivative Instruments

The Company uses derivative instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, currency exchange rates and the cost of fuel.

(i)	Hedges

The company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Kumtor operations (“fuel hedge contracts”). The fuel hedge contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value is recognized in OCI. The amounts in OCI are reclassified to the cost of the purchased fuel in the Statement of Earnings when the underlying hedged transaction, identified at contract inception, is recognized in the cost of fuel purchased. The fuel hedge contract positions outstanding as at March 31, 2020 are summarized in the table below. The outstanding fuel hedge contracts are expected to settle by the end of 2020.

Contract	Instrument	Unit	Average strike price	Type	Total position
Fuel	ULSD Zero-cost collars	Barrels	$ 75/$86	Fixed	160,173
Fuel	Brent Crude Oil zero-cost collars	Barrels	$ 57/$66	Fixed	118,432

The table below includes the effective portion of changes in the fair value of these derivatives recognized in OCI and the amounts reclassified to the Statement of Earnings.

	Three months ended March 31,
	2020	2019(a)
Effective portion of changes in fair value	$(7,466)	$(422)
Changes in fair value reclassified to Statement of Earnings	159	225

Net unrealized (loss) gain included in OCI, net of tax (b)	$(7,307)	$(197)

(a)	Includes strategic gold and copper hedge contracts that were settled in June 2019.
(b)	Includes tax of nil for both the three months ended March 31, 2020 and 2019.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

(ii)	Non-hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold (the “Royal Gold deliverables”) and foreign exchange (FX) contracts. Changes in fair value of non-hedge derivatives at each reporting date are included in the Statement of Earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

The Royal Gold deliverables and FX contracts outstanding as at March 31, 2020 are summarized as follows:

Contract	Instrument	Unit	Average strike price	Type	Total position
Gold (Royal Gold)	Forward contracts	Ounces	(a)	Float	25,850
Copper (Royal Gold)	Forward contracts	Pounds	(a)	Float	4.1 million
FX Hedges	Zero-cost collars	Cdn	$1.30/1.35	Fixed	200.1 million

(a) Royal Gold hedging program with a market price determined on closing of the contract

The following table is an analysis of the Royal Gold deliverables and FX contracts recorded in the Statements of Earnings:

	Three months ended March 31,
	2020	2019
Total (loss) gain on Royal Gold deliverables included in revenue	$(1,034)	$312
Total loss on FX contracts included in other income	$(8,407)	$(55)

c. Provisionally-priced contracts

Certain copper-gold concentrate sales contracts provide for provisional pricing. These sales contain an embedded derivative related to the provisional pricing mechanism and are marked to market at the end of each reporting period. As at March 31, 2020 the Company’s trade receivables with embedded derivatives had a fair value of $14.3 million (March 31, 2019 - $6.2 million), representing 11.8 million pounds of copper and 20,563 ounces of gold (March 31, 2019 – 12.7 million pounds of copper and 45,577 ounces of gold).

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

d. Fair value measurement

Classification and the fair value measurement by level of the financial assets and liabilities in the Statements of Financial Position were as follows:

March 31, 2020

	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash and cash equivalents	$193,834	$—	$	$193,834
Provisionally-priced receivables	—	13,490		13,490
Derivative financial instruments	—	496		496
Other assets	75,606	—		75,606

	$269,440	$13,986	$—	$283,426

Financial liabilities
Debt	$134,742	$—	$—	$134,742
Derivative financial instruments	—	14,934	—	14,934
Other liabilities	223,154	—	—	223,154

	$357,896	$14,934	$—	$372,830

December 31, 2019
	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash and cash equivalents	$42,717	$—	$—	$42,717
Provisionally-priced receivables	—	33,489	—	33,489
Derivative financial instruments	—	1,526	—	1,526
Other assets	87,694	—	—	87,694

	$130,411	$35,015	$—	$165,426

Financial liabilities
Debt	$70,007	$—	$—	$70,007
Derivative financial instruments	—	183	—	183
Other liabilities	251,410	—	—	251,410

	$321,417	$183	$—	$321,600

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

19. Supplemental disclosure

Changes in operating working capital

	Three months ended March 31,
	2020	2019
Increase in amounts receivable	$(16,321)	$(4,671)
Decrease in inventory - ore and metals	31,547	7,637
(Increase) decrease in inventory - supplies	(16,769)	2,110
Decrease in prepaid expenses	4,899	4,999
Decrease in trade creditors and accruals	(27,260)	(11,142)
Increase in revenue-based tax payable	16,645	14,404
Decrease in depreciation and amortization included in inventory	(3,302)	(9,492)
(Increase) decrease in accruals included in additions to PP&E	(11,677)	501
Decrease in other taxes payable	96	200

Changes in operating working capital	$(22,142)	$4,546

20. Segmented Information

In accordance with IFRS 8, Operating Segments, the Company’s operations are segmented into three mine sites and one business unit. The remaining operating segments, including Corporate and development projects, have been grouped into an “other” category and are not reported on individually.

The three mine sites include the Kumtor Gold Mine, the Mount Milligan Mine and the Öksüt Mine. The business unit consists of the Molybdenum segment, which include the operations of the Langeloth processing facility and care and maintenance activities of the Endako and Thompson Creek mines. The Corporate and other segment includes the head office located in Toronto, the Greenstone Gold Property, the Kemess Project and other international exploration projects.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The following table reconciles segment operating profit to the consolidated operating profit in the Statements of Earnings:

Three months ended March 31, 2020

			North America
(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum		Corporate and other	Total
Revenue	$248.9	$—	$81.9	$43.3		$—	$374.0
Cost of sales
Production costs	51.5	—	60.7	52.5	(1)	—	164.6
Depreciation	53.6	—	18.0	1.4		—	73.0
Standby costs	6.8	—	—	—		—	6.8

Earnings (loss) from mine operations	$137.0	$—	$3.2	$(10.6)		$—	$129.6
Care and maintenance	—	—	—	3.2		3.6	6.8
Exploration expenses and business development	4.7	—	0.5	—		4.3	9.5
Corporate administration	—	—	—	—		3.4	3.4
Revenue-based taxes	35.1	—	—	—		—	35.1
Other operating expenses	11.4	—	2.1	27.3	(2)	—	40.7

Earnings (loss) from operations	$85.8	$—	$0.6	$(41.1)		$(11.3)	$34.0

Capital expenditures	$52.9	$16.1	$5.3	$0.9		$4.1	$79.3

(1)	Includes an inventory impairment charge of $7.5 million related to the Molybdenum business unit for the quarter ending March 31, 2020 (March 31, 2019 - $nil).
(2)

Includes a reclamation provision of $26.4 million at Thompson Creek Mine for the quarter ending March 31, 2020 (March 31, 2019 - $nil) as a result of a reduction in the estimated discount rate assumption.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended March 31, 2019

			North America
(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount- Milligan	Molybdenum	Corporate and other	Total
Revenue	$195.0	—	77.4	61.6	—	334.0
Cost of sales
Production costs	54.1	—	56.4	61.2	—	171.7
Depreciation	41.0	—	12.4	1.2	—	54.6

Earnings (loss) from mine operations	99.9	—	8.6	(0.8)	—	107.7
Care and maintenance	—	—	—	3.6	3.7	7.3
Exploration expenses and business development	2.9	—	0.3	—	5.1	8.3
Corporate administration	—	—	—	—	9.7	9.7
Revenue-based taxes	27.4	—	—	—	—	27.4
Other operating expenses	1.1	—	1.1	0.6	—	2.8

Earnings (loss) from operations	$68.5	$—	$7.2	$(5.0)	$(18.5)	$52.1

Capital expenditures	$33.8	$15.4	$17.4	$0.2	$4.4	$71.2